FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         February, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 18th day of February, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN COMPLETES ADDITIONAL FINANCING

VANCOUVER, B.C., FEBRUARY 18, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (CNQ:CCBC; OTCBB: CCBC) is pleased to report that it has completed short term financing arrangements with BG Capital Group Ltd. (“BG Capital”).

BG Capital has advanced US$1,000,000 to Clearly Canadian under a secured loan agreement and demand note (the “BG Capital Loan”). The BG Capital Loan bears interest at a rate of 10% per annum and is payable within 90 days, if demand for repayment is made by BG Capital. As well, from the Company’s perspective, if it chooses to seek additional financing from any third parties, then it will be required to pay a penalty or break fee to BG Capital. Such penalty would require Clearly Canadian to pay all accrued and unpaid interest at the time of such prepayment of the BG Capital Loan at a rate of 50% per annum.

Going forward, it will be necessary for Clearly Canadian to secure additional financing in order to support the Company’s operations and relations with existing suppliers and vendors and to allow for more aggressive marketing and sales activities for its beverage products.

About BG Capital

BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. Its holdings include 100%, 50% and largest shareholder positions in numerous public and private companies throughout the United States and Canada, all of which are profitable, with cumulative revenues in excess of US$100 million. BG Capital has over 20 years of investor relations experience as well as in-depth marketing and financial management expertise. It has an incredible track record of success in identifying promising enterprises and profitably growing them with an effective hands-on management style.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods.

Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2® and TRE LIMONE®.